Via Facsimile and U.S. Mail
Mail Stop 4720

November 20, 2009

Robert A. Waegelein
Chief Financial Officer
Universal American Corp.
Six International Drive, Suite 190
Rye Brook, NY 10573

Re: **Universal American Corp.**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Definitive Proxy Statement
        File Number: 001-08506

Dear Mr. Waegelein:

        We have reviewed your November 6, 2009 response to our October 9, 2009 letter
and have the following comment. In our comment, we ask you to provide us with
information to better understand your disclosure. Where it requests you to revise
disclosure, the information you provide should show us what the revised disclosure will
look like and identify the annual or quarterly filing, as applicable, in which you intend to
first include it. If you do not believe that revised disclosure is necessary, explain the
reason in your response. After reviewing the information provided, we may raise
additional comments and/or request that you amend the above filings.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement

Executive Compensation
Annual Cash Bonus, page 32

1. We note your response to Comment 6 and that you have provided a competitive
    harm analysis as to why you should not have to disclose the specific business unit
    performance measures used to determine the annual cash bonus awarded to NEOs
    aside from your CEO and CFO. Please provide an example of proposed
    disclosure to be included in your 2010 proxy statement which generally describes
    the business unit performance objectives used to determine the annual cash bonus.

Please note that we are not requesting the disclosure of specific business unit performance targets that would provide competitors with information on the Company's expectations for operating results relating to a specific business unit.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director